Filed by Rockwell Collins, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6
under the Securities Exchange Act of 1934
Filer: Rockwell Collins, Inc.
Subject Company: Rockwell Collins, Inc.
SEC File No.: 001-16445
Date: December 21, 2017
The following arcticle was posted to the Company's intranet site:
Be careful to keep your proxies straight
If you’re a Rockwell Collins shareowner, you may have recently received multiple communications regarding upcoming shareowner votes and meetings. It’s important to note that these communications are for two separate events:

•	The special meeting of Rockwell Collins shareowners on January 11, 2018, asking shareowners to vote on three proposals regarding the company’s acquisition by UTC.

•
The 2018 Annual Meeting of Rockwell Collins shareowners on February 1, 2018, asking shareowners to vote on board of director nominees, executive compensation and the selection of a public accounting firm.

Shareowners who receive the information via email will also receive a unique digital control number for online voting access. You will need to enter that control number to access your online ballot. Keep in mind that you will get a different control number for each of the two meetings. Make sure you are using the correct control number. Also, if your browser asks to save your “password,” decline. If you accept, it might auto-populate with the wrong control number, denying you access or taking you to the wrong information.
Proxy materials for both meetings are also provided to explain what you are being asked to vote on. They also provide more detailed information to help you decide your vote.
The Rockwell Collins Board of Directors unanimously recommends voting “For” in all proposed actions listed in each proxy.
If you have additional questions, you can call Innisfree, the firm handling the solicitations, at 1.877.825.8772 (toll-free) or 1.212.750.5833 (collect).
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Safe Harbor Statement
This communication contains statements, including statements regarding the proposed acquisition of Rockwell Collins by United Technologies, that are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to: the ability of Rockwell Collins and United Technologies to receive the required regulatory approvals for the proposed acquisition of Rockwell Collins by United Technologies (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction) and approval of Rockwell Collins' shareowners and to satisfy the other conditions to the closing of the transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the merger agreement; negative effects of the announcement or the consummation of the transaction on the market price of United Technologies' and/or Rockwell Collins' common stock and/or on their respective businesses, financial conditions, results of operations and financial performance; risks relating to the value of the United Technologies' shares to be issued in the transaction, significant transaction costs and/or unknown liabilities; the possibility that the anticipated benefits from the proposed transaction cannot be realized in full or at all or may take longer to realize than expected; risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction; risks associated with transaction-related litigation; the possibility that costs or difficulties related to the integration of Rockwell Collins' operations with those of United Technologies will be greater than expected; the outcome of legally required consultation with employees, their works councils or other employee representatives; and the ability of Rockwell Collins and the combined company to retain and hire key personnel. There can be no assurance that the proposed acquisition or any other transaction described above will in fact be consummated in the manner described or at all. For additional information on identifying factors that may cause actual results to vary materially from those stated in forward-looking statements, see the reports of United Technologies and Rockwell Collins on Forms 10-K, 10-Q and 8-K filed with or furnished to the SEC from time to time. These forward-looking statements are made only as of the date hereof and the company assumes no obligation to update any forward-looking statement.
Additional Information
In connection with the proposed transaction, United Technologies has filed a registration statement on Form S-4 (File No. 333-220883), which includes a prospectus of United Technologies and a proxy statement of Rockwell Collins (the "proxy statement/prospectus"), and each party will file other documents regarding the proposed transaction with the SEC. The proxy statement/prospectus was declared effective by the SEC and is being mailed to Rockwell Collins shareowners. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS FILED THERETO) AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain the proxy statement/prospectus free of charge from the SEC's website or from United Technologies or Rockwell Collins. The documents filed by United Technologies with the SEC may be obtained free of charge at United Technologies' website at www.utc.com or at the SEC's website at www.sec.gov. These documents may also be obtained free of charge from United Technologies by requesting them by mail at UTC Corporate Secretary, 10 Farm Springs Road, Farmington, CT, 06032, by telephone at 1-860-728-7870 or by email at corpsec@corphq.utc.com. The documents filed by Rockwell Collins with the SEC may be obtained free of charge at Rockwell Collins' website at www.rockwellcollins.com or at the SEC's website at www.sec.gov. These documents may also be obtained free of charge from Rockwell Collins by requesting them by mail at Investor Relations, 400 Collins Road NE, Cedar Rapids, Iowa 52498, or by telephone at 1-319-295-7575.

No Offer or Solicitation
This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.